Exhibit 99.2

HUADI INTERNATIONAL GROUP CO., LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(UNAUDITED)

HUADI INTERNATIONAL GROUP CO., LTD.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2023 AND SEPTEMBER 30, 2022

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$19,754,552	$13,195,999
Restricted cash	915,242	1,347,246
Accounts receivable, net of allowance for doubtful accounts of $2,342,732 and $2,197,396, respectively	19,390,619	19,658,188
Notes receivable	4,810,805	1,410,613
Inventories	29,840,861	24,867,708
Advances to suppliers, net	2,185,565	3,369,468
Other receivables	474,332	552,633
Total current assets	77,371,976	64,401,855
Property, plant and equipment, net	5,878,107	5,989,136
Land use rights, net	1,093,078	1,069,891
Long-term investments	13,296,552	12,836,916
Deferred tax assets	360,495	338,729
TOTAL ASSETS	$98,000,208	$84,636,527
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,563,412	$919,492
Accounts payable - related parties	3,922,725	2,439,105
Accrued expenses and other current liabilities	1,799,794	1,771,245
Notes payable	82,998	548,253
Advances from customers	4,230,712	4,005,942
Advance from customers - related parties	409,659	395,498
Due to related parties	337,497	606,986
Short-term borrowings	72,806	11,888,662
Long-term borrowings - current portion	43,683	-
Taxes payable	3,890,310	3,126,778
Total current liabilities	17,353,596	25,701,961
Long-term borrowings	4,318,830	9,300,625
TOTAL LIABILITIES	21,672,426	35,002,586

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 14,239,182 and 13,239,182 shares issued and outstanding at March 31, 2023 and September 30, 2022	2,848	2,648
Additional paid-in capital	67,221,113	44,211,313
Statutory reserves	637,882	494,223
Retained earnings	5,095,191	3,802,265
Accumulated other comprehensive income	3,080,515	873,059
Total equity attributable to Huadi International Group Co., Ltd.	76,037,549	49,383,508
Equity attributable to non-controlling interests	290,233	250,433
Total shareholders’ equity	76,327,782	49,633,941
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$98,000,208	$84,636,527

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022
(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2023	2022
Sales	$37,333,555		$35,875,136
Production service revenue	618,897		912,205
Cost of sales	(32,222,729)		(30,844,955)
Gross profit	5,729,723		5,942,386

Operating expenses:
Selling, general and administrative	3,726,022		4,029,179
Research and development	1,141,874		1,223,213
Foreign currency transaction gains	(590,132)		36,021
Total operating expenses	4,277,764		5,288,413

Operating income	1,451,959		653,973

Other income (expense):
Interest income (expenses), net	(268,260)		(952,644)
Other income	411,762		289,521
Total other income (expense), net	143,502		(663,123)

Income (loss) before income taxes	1,595,461		(9,150)

Income tax provision	(141,374)		-

Net income (loss)	1,454,087		(9,150)
Net income (loss) attributable to non-controlling interests	17,502		(92)

Net income (loss) attributable to Huadi International Group Co., Ltd.	$1,436,585		$(9,058)

Net income (loss)	$1,454,087		$(9,150)

Other comprehensive income:
Foreign currency translation adjustment	2,229,754		658,742

Total comprehensive income	3,683,841		649,591
Comprehensive income attributable to non-controlling interests	39,800		6,495

Comprehensive income attributable to Huadi International Group Co., Ltd.	$3,644,041		$643,096

Basic and diluted earnings (loss) per share
Basic	$0.10	$	-(0.00)
Diluted	$0.10	$	-(0.00)
Weighted average numbers of common shares outstanding
Basic	14,028,071		13,192,232
Diluted	14,028,071		13,192,232

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Statutory Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2021	13,127,000	2,625	44,211,336	2,116,581	4,627,661	255,705	51,213,908	264,506	51,478,414
Warrant exercise	65,232	13	(13)				-		-
Foreign currency translation gain					652,155		652,155	6,587	658,742
Net loss				(9,058)			(9,058)	(92)	(9,150)
Balance at March 31, 2022	13,192,232	2,638	44,211,323	2,107,523	5,279,816	255,705	51,857,005	271,001	52,128,006

	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Statutory Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2022	13,239,182	2,648	44,211,313	3,802,265	873,059	494,223	49,383,508	250,433	49,633,941
Share issuance	1,000,000	200	23,009,800				23,010,000		23,010,000
Appropriation for statutory reserve				(143,659)		143,659	-		-
Foreign currency translation gain					2,207,456		2,207,456	22,298	2,229,754
Net income				1,436,585			1,436,585	17,502	1,454,087
Balance at March 31, 2023	14,239,182	2,848	67,221,113	5,095,191	3,080,515	637,882	76,037,549	290,233	76,327,782

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(UNAUDITED, IN U.S. DOLLARS)

	2023	2022
Cash Flows from Operating Activities:
Net income (loss)	$1,454,087	$(9,150)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	374,321	406,686
Amortization	14,887	16,525
Accrued legal penalty expense	-	186,593
Bad debt expense	63,255	-
Deferred tax benefits	(9,488)	-
Foreign currency transaction (gains) loss	(590,132)	36,021
Changes in operating assets and liabilities:
Accounts receivable	890,718	8,569,502
Notes receivable	(3,297,585)	(218,774)
Inventories	(4,019,245)	(4,164,221)
Advances to suppliers	1,286,625	1,642,268
Advances to suppliers – related party	-	5,614,990
Other receivables	96,563	(215,706)
Accounts payable	1,585,941	(926,681)
Accounts payable - related parties	1,374,569	2,991,949
Accrued expenses and other current liabilities	(34,020)	(236,889)
Notes payable	(477,344)	(1,868,422)
Advances from customers	80,069	(1,630,301)
Taxes payable	641,442	(60,726)
Net cash provided by operating activities	(565,337)	10,133,664

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(53,908)	(71,552)
Acquisition of CIP	-	(110,220)
Net cash used in investing activities	(53,908)	(181,772)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	1,003,426	17,872,955
Repayments on short-term borrowings	(13,054,572)	(34,246,554)
Proceeds from long-term borrowings	4,283,195	7,253,430
Repayments on long-term borrowings	(9,472,341)	-
Proceeds from share issuance, net of offering costs	23,010,000	-
Advances from related parties	-	314,001
Repayments to related parties	(286,693)	-
Net cash provided by (used in) financing activities	5,483,015	(8,806,168)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,262,779	56,183

Net increase in cash and cash equivalents and restricted cash	6,126,549	1,201,907
Cash and cash equivalents and restricted cash at the beginning of period	14,543,245	16,654,715
Cash and cash equivalents and restricted cash at the end of period	$20,669,794	$17,856,622

Reconciliation of cash and cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	19,754,552	16,848,069
Restricted cash	915,242	1,008,553
Total cash and cash equivalents and restricted cash at the end of period	20,669,794	17,856,622

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$16,671	$-
Cash paid for interest	$290,086	$642,540

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Huadi International Group Co., Ltd. (“Huadi International”)	Cayman Island	September 27, 2018	Parent
Yongqiang Tuoxing Limited. (“Yongqiang Tuoxing”)	British Virgin Island	October 2, 2018	100% by the Parent
Hong Kong Beach Limited. (“HK Beach”)	Hong Kong	November 7, 2018	100% by Yongqiang Tuoxing
Wenzhou Hongshun Stainless Steel Limited. (“Hongshun”)	Wenzhou, China	June 3,2019	100% by HK Beach
Huadi Steel Group Limited. (“Huadi Steel”)	Wenzhou, China	November 12,1998	99% by Hongshun

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaged in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing and is currently not actively engaged in any business.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China.

The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of March 31, 2023.

Huadi Steel Group Limited. (“Huadi Steel”)

Huadi Steel was incorporated on November 12, 1998 under the laws of the People’s Republic of China. Since August 18, 2015, Huadi Steel was owned by nine shareholders in People’s Republic of China (“PRC Shareholders”).  Huadi Steel focuses on manufacturing of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network in China.

Except where the context otherwise requires and for purposes of these financial statements only, “the Company”, “we”, “us”, “our company”, “our” and “Huadi” refer to the above-mentioned entities.

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of September 30, 2022.

During the years presented in these consolidated financial statements, control of these entities did not change as the Company was always under the control of PRC Shareholders. Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. The estimates include, but are not limited to: allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, land use rights, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position.

Foreign Currency Translation

The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in the local currency which is Chinese Yuan (“CNY” or “RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than the local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in operating expenses in the consolidated statements of income and comprehensive income. For the six months ended March 31, 2023 and 2022, the Company incurred foreign currency transaction gains of $590,132 and foreign currency transaction loss $36,021, respectively.

The Company maintains its financial records using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained financial records using RMB as the functional currency. The reporting currency of the Company is the US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	March 31, 2023	September 30, 2022	March 31, 2022
Period Ended RMB: USD exchange rate	6.8676	7.1135	6.3393
Period Average RMB: USD exchange rate	6.9761	6.5532	6.3694

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company has bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. These notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset. Restricted cash is included in the beginning or ending balance of cash and cash equivalents and restricted cash in the consolidated statements of cash flows.

As of March 31, 2023 and September 30, 2022, restricted cash was $915,242 and $1,347,246, respectively. No restricted cash is held to ensure future credit availability.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at the originally invoiced amount, less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on an individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationships, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The allowance for doubtful accounts recognized as of March 31, 2023 and September 30, 2022 was $2,342,732 and $2,197,396, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, a lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized of inventories for the six months ended March 31, 2023 and 2022.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advance to suppliers recognized as of March 31, 2023 and September 30, 2022 was $60,569 and $60,794, respectively.

Advances from Customers

Advances from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10-32 years
Machinery and equipment	5-20 years
Transportation vehicles	3-10 years
Office equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land Use Rights

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

Long-term Investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this new guidance, the Company has made an accounting policy election to adopt an adjusted cost method measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the six months ended March 31, 2023 and 2022.

Fair Value Measurement

Fair value measurements and disclosures require disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, notes receivable, other receivables, accounts payable, other current liabilities, notes payable and bank loans, the carrying amounts approximate their fair values due to their short maturities as of March 31, 2023 and September 30, 2022.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2023 and September 30, 2022.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products are sold in the PRC and are subject to a VAT on the gross sales price. The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products while a small portion of revenue is generated from production services provided to third-party entities. The Company follows Financial Accounting Standards Board (“FASB”) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

The Company considers customer purchase orders and production service agreements, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations.

In determining the transaction price the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenues are reported net of all value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial. Due to the nature of the Company’s products no warranty is offered.

Sales revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time). Production service revenue is recognized when production order is completed and transferred to customer, and VAT invoice is issued to customer.

The Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers. Product delivery is evidenced by signed receipt documents and title transfers upon delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. As a result, the Company expects returns to be minimal.

Government Grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants for compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

For the six months ended March 31, 2023 and 2022, the Company received government grants for expenses of $333,999, and $321,658, respectively. The grants were recorded as other income in the consolidated statements for income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling, general and administrative expense. Shipping and handling costs were $502,826 and $611,566 for the six months ended March 31, 2023 and 2022, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Advertising costs were $56,507 and $115,892 for the six months ended March 31, 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. Tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purpose in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding for the six months ended March 31, 2023 and 2022.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. Some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of steel pipe, tube and ancillary products to our customers at margins sufficient to cover fixed and variable expenses.

As of March 31, 2023 and September 30, 2022, we had cash and cash equivalents of $19,754,552 and $13,195,999, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of accounting standards until they would apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. Which amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2023. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of March 31, 2023 and September 30, 2022 consisted of the following:

	March 31, 2023	September 30, 2022
Accounts receivable	$21,733,351	$21,855,584
Less: allowance for doubtful accounts	(2,342,732)	(2,197,396)
Accounts receivable, net	$19,390,619	$19,658,188

The Company’s customers are primarily governmental entities, state-owned entities and construction companies. Due to the nature of these customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers.

Changes in the allowance for doubtful accounts as of March 31, 2023 and September 30, 2022 are as follow:

	March 31, 2023	September 30, 2022
Beginning balance	$2,197,396	$3,066,937
Addition (reduction) of bad debt allowance	63,255	(580,631)
Exchange difference	82,081	(288,910)
Ending balance	$2,342,732	$2,197,396

No debt write-off recorded by the Company during the six months ended March 31, 2023 and 2022. For the six months ended March 31, 2023 and 2022, the Company recorded bad debt expense of $63,255 and nil, respectively.

NOTE 4 – NOTES RECEIVABLE

Notes receivable consisted of third parties bank acceptance notes of $4,810,805 and $1,410,613 received from the Company’s customers as of March 31, 2023 and September 30, 2022, respectively. These notes with 3-12 months maturity dates were issued by customers to pay their payable balances to the Company. There was no allowance set up for notes receivable outstanding as of March 31, 2023 and September 30, 2022.

NOTE 5 – INVENTORIES

Inventories as of March 31, 2023 and September 30, 2022 consisted of the following:

	March 31, 2023	September 30, 2022
Raw materials	$13,459,205	$6,610,565
Work in process	270,180	5,421,908
Finished goods	16,111,476	12,835,235
Total	$29,840,861	$24,867,708

There were no inventory write-downs recognized for the six months ended March 31, 2023 and 2022.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment as of March 31, 2023 and September 30, 2022 consisted of the following:

	March 31, 2023	September 30, 2022
Buildings	$3,095,213	$2,988,217
Machinery and equipment	10,180,967	9,776,164
Transportation vehicles	1,051,261	1,014,921
Office equipment	649,251	626,808
Total property, plant, and equipment, at cost	14,976,692	14,406,110
Less: accumulated depreciation	(9,098,585)	(8,416,974)
Property, plant, and equipment, net	$5,878,107	$5,989,136

Depreciation expense was $374,321 and $406,686 for the six months ended March 31, 2023 and 2022, respectively. The Company had no impairment and disposal of property, plant and equipment for the six months ended March 31, 2023 and 2022.

NOTE 7 – LAND USE RIGHTS

Land use rights as of March 31, 2023 and September 30, 2022 consisted of the following:

	March 31, 2023	September 30, 2022
Land use rights, cost	$1,592,278	$1,537,236
Less: accumulated amortization	(499,200)	(467,345)
Land use rights, net	$1,093,078	$1,069,891

Amortization expense was $14,887 and $16,525 for the six months ended March 31, 2023 and 2022, respectively.

As of March 31, 2023 and September 30, 2022, the Company pledged land use rights to secure banking facilities granted to the Company. The carrying values of the pledged land use right to secure bank borrowings by the Company are shown in Note 10.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of March 31, 2023 and September 30, 2022:

	March 31, 2023	September 30, 2022
Huashang Micro Finance Co.	$5,533,229	$5,341,956
Longwan Rural Commercial Bank	6,549,886	6,323,469
Wenzhou Longlian Development Co., Ltd	1,213,437	1,171,491
Total	$13,296,552	$12,836,916

The Company made an investment of RMB 38,000,000 ($5,533,229 in USD) to acquire 19% in Huashang Micro Finance Co. (“Huashang”), a finance company that offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($7,571,786 in USD). The Company carries this investment at cost on its consolidated balance sheets. The Company did not receive dividend income from Huashang during the six months ended March 31, 2023 and 2022.

In 2011, the Company made an investment of RMB 8,333,400 ($1,213,437 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost on the consolidated balance sheets. The Company did not receive dividend income from Longlian during the six months ended March 31, 2023 and 2022.

In 2012, the Company made an investment of RMB 44,982,000 ($6,549,886 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at cost on the consolidated balance sheets. The Company did not receive dividend income from LRCB during the six months ended March 31, 2023 and 2022.

The ownership percentage of the above long-term investments has not changed during the six months ended March 31, 2023 and 2022. During the six months ended March 31, 2023 and 2022, no impairment of long-term investment was recognized.

NOTE 9 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of March 31, 2023 and September 30, 2022:

	March 31, 2023	September 30, 2022
Accrued payroll and other welfare	1,522,934	1,441,625
Other accrued expenses	276,860	329,620
Total	1,799,794	1,771,245

NOTE 10 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings consisted of the following at March 31, 2023:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Hua Xia Bank		500,000	72,806	5/24/2022	5/11/2023	4.65%
Total	RMB	500,000	$72,806

Long-term borrowings consisted of the following at March 31, 2023:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,980,000	1,453,200	4/28/2022	4/25/2025	4.35%
Agricultural Bank		9,990,000	1,454,657	12/9/2022	12/8/2025	3.95%
Agricultural Bank		9,990,000	1,454,657	12/15/2022	12/13/2025	3.95%
Total	RMB	29,960,000	$4,362,514

The following is a maturity analysis of long-term borrowings as of March 31, 2023:

	RMB	USD
Years ending March 31,
2024	300,000	43,683
2025	350,000	50,964
2026	29,310,000	4,267,867
2027	-	-
2028 and thereafter	-	-
Total	29,960,000	4,362,514

Short-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		7,000,000	$984,044	11/12/2021	11/11/2022	4.35%
Agricultural Bank		9,990,000	1,404,372	11/23/2021	11/22/2022	4.35%
Agricultural Bank		9,500,000	1,335,489	12/1/2021	11/25/2022	4.35%
Agricultural Bank		5,700,000	801,293	12/23/2021	12/22/2022	4.30%
Agricultural Bank		9,990,000	1,404,372	12/29/2021	12/10/2022	4.35%
Agricultural Bank		5,000,000	702,889	1/6/2022	1/4/2023	4.35%
Agricultural Bank		8,400,000	1,180,853	3/7/2022	3/2/2023	4.35%
Agricultural Bank		9,990,000	1,404,372	8/5/2022	8/3/2023	4.30%
Hua Xia Bank		500,000	70,289	1/28/2022	1/15/2023	4.65%
Hua Xia Bank		9,000,000	1,265,200	4/26/2022	4/15/2023	4.65%
Hua Xia Bank		9,500,000	1,335,489	5/24/2022	5/11/2023	4.65%
Total	RMB	84,570,000	$11,888,662

Long-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,900,000	$1,391,720	3/17/2022	3/16/2025	4.35%
Agricultural Bank		9,950,000	1,398,749	3/18/2022	3/5/2025	4.35%
Agricultural Bank		9,850,000	1,384,691	3/18/2022	2/25/2025	4.35%
Agricultural Bank		9,900,000	1,391,720	3/18/2022	2/15/2025	4.35%
Agricultural Bank		6,600,000	927,813	3/31/2022	3/25/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/19/2022	4/17/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/28/2022	4/25/2025	4.35%
Total	RMB	66,160,000	$9,300,625

The Company’s short-term bank borrowings are pledged by part of its land use rights as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	March 31, 2023	September 30, 2022
Land use right – mortgaged portion	$657,829	$617,430
Total	657,829	$617,430

For the six months ended March 31, 2023 and 2022, interest expense on all short-term borrowings, long-term borrowings and notes payable amounted to $219,908 and $642,540, respectively.

NOTE 11 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (10.98% of total revenues) during the six months ended March 31, 2023. As of March 31, 2023, two significant customers’ accounts receivable were $730,067 and $6,305,357, accounted for 3.36% and 29.01% of the total accounts receivable, respectively.

The Company sold a substantial portion of products to one customer (13.44% of total revenues) during the six months ended March 31, 2022. As of March 31, 2022, amount due from this customer included in accounts receivable was $6,013,084, representing 35.20% of total accounts receivable. There was no other significant concentration (over 10%) of accounts receivable for the year ended March 31, 2022.

The loss of our significant customers or the failure to attract new customers could have a material adverse effect on our business, consolidated results of operations and financial condition.

For the six months ended March 31, 2023, two suppliers accounted for 24.81%, and 12.27% of the Company’s total raw material purchases. There were three suppliers that have significant concentration (over 10%) of total accounts payable as of March 31, 2023, which accounted for 51.53%, 13.75% and 10.83% of the Company’s total accounts payable.

For the six months ended March 31, 2022, four suppliers accounted for 24.59%, 15.79%, 11.95% and 10.29% of the Company’s total raw material purchase. There was one supplier that have significant concentration (over 10%) of total accounts payable as of March 31, 2022, which accounted for 51.33% of the Company’s total accounts payable.

The Company believes there are numerous other suppliers that could be substituted should these suppliers become unavailable or non-competitive.

NOTE 12 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties:

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang, a principal shareholder of the Company
Taizhou Huadi Material Technology Co.	An entity 100% owned by Yiyu Wang, immediate family member of majority shareholder of the Company
Jueqin Wang	Principal shareholder of the Company
Di Wang	Principal shareholder of the Company

2) Related party transactions

Six Months Ended March 31, 2023

During the six months ended March 31, 2023, the Company purchased $686,727 in raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of March 31, 2023, the balance of accounts payable to Taizhou Huadi was $3,922,725.

Six Months Ended March 31, 2022

During the six months ended March 31, 2022, the Company purchased $3,660,841 in raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of March 31, 2022, the Company had no outstanding balance of accounts payable to Taizhou Huadi.

During the six months ended March 31, 2022, the Company borrowed RMB 2,000,000 ($314,001 in USD), from Di Wang for working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and interest free.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of March 31, 2023 and September 30, 2022:

Accounts	Name of related parties	March 31, 2023	September 30, 2022
Accounts payable	Taizhou Huadi Industrial Ltd.	$3,922,725	$2,439,105
Advance from customer	Taizhou Huadi Material Technology Co.	409,659	395,498
Due to related parties *	Di Wang	-	281,156
Due to related parties *	Jueqin Wang	337,497	325,830

*	The amount due to Di Wang and Jueqin Wang were interest-free working capital loans, which was unsecured and due on demand.

NOTE 13 – SHAREHOLDERS’ EQUITY

Ordinary shares

Shares Issuances

On November 7, 2022, the Company entered into a securities purchase agreement with two institutional investors pursuant to which the Company agreed to sell up to 3,500,000 ordinary shares, par value $0.0002 per share, in a registered direct offering. On November 9, 2022, the Company closed the Offering for the sale of 1,000,000 ordinary shares. The Company received gross proceeds from the sale of the Shares of approximately $25,000,000, before deducting placement agent fees and other offering expenses. The Company has agreed to grant each purchaser, for a period of one ninety (90) days after the closing date, or for an additional thirty (30) days thereafter at the election of the Company, the right to purchase additional ordinary shares in an aggregate amount equal to up to 250% of the Shares issued or issuable to each purchaser pursuant to the Purchase Agreement, on the same terms, conditions and price at the purchase of the ordinary shares. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of March 31, 2023, all warrants have expired.

Statutory Reserve

The Company’s PRC Subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the voluntary reserve are made at the discretion of the Board of Directors. The statutory reserve funds and the discretionary reserve funds are not distributable as cash dividends. As of March 31, 2023 and September 30, 2022, the Company has no discretionary reserve and the balance of statutory reserve was $637,882 and $494,223, respectively.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of both March 31, 2023 and September 30, 2022.

NOTE 14 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

Huadi International is incorporated in Cayman Island as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Island.

Tuoxing is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

HK Beach is established in Hong Kong and is subject to statutory income tax rate at 16.5%.

Hongshun is established in PRC and is subject to statutory income tax rate at 25%.

Huadi Steel, the Company’s main operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from fiscal year 2019, and the HNTE certificate was renewed on December 24, 2022. Thus, Huadi Steel is eligible for a 15% preferential tax rate from fiscal year 2020 to fiscal year 2025. As of March 31, 2023, the tax years ended December 31, 2017 through December 31, 2022 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2023 and September 30, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended March 31, 2023 and 2022, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2023.

Per the consolidated statements of income and comprehensive income, income tax expenses for the Company can be reconciled to the income before income taxes for the six months ended March 31, 2023 and 2022 are as follows:

	2023	2022
Income before taxes	$1,595,461	$(9,150)
PRC EIT tax rates	15%	15%
Tax at the PRC EIT tax rates	$239,319	-
Tax effect of R&D expenses deduction	(171,281)	-
Tax effect of non-deductible expenses	23,097	-
Effect of income tax rate differences in jurisdictions other than the PRC	50,239	-
Current income tax expenses	$141,374	$-

Income taxes for the six months ended March 31, 2023 and 2022 are attributed to the Company’s continuing operations in China and consisted of:

	2023	2022
Current income tax	$150,862	$-
Deferred income tax benefits	(9,488)	-
Total income tax expense	$141,374	$-

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at March 31, 2023 and September 30, 2022 are presented below:

	2023	2022
Deferred tax assets:
Bad debt allowance	$360,495	$338,417
Loss carryforward	-	312
Total	$360,495	$338,729

There was no valuation allowance recorded for deferred tax assets as of March 31, 2023 and September 30, 2022. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences at March 31, 2023 and September 30, 2022.

NOTE 15 – COMMITMENT AND CONTINGENCIES

As of March 31, 2023 and September 30, 2022, the Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2023 and September 30, 2022, the Company had no pending legal proceedings outstanding.

NOTE 16 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

The following table presents revenues by geographic areas for the six months ended March 31, 2023.

	March 31, 2023
	Sales Amount (In USD)	As % of Sales
Top 5 geographic areas:
China	$32,981,278	86.90%
US	4,174,364	11.00%
India	382,620	1.01%
United Arab Emirates	239,493	0.63%
Australia	136,288	0.36%
Other foreign countries	38,409	0.10%

The following table presents revenues by geographic areas for the six months ended March 31, 2022.

	March 31, 2022
	Sales Amount (In USD)	As % of Sales
Top 5 geographic areas:
China	$31,947,602	86.84%
US	2,724,103	7.41%
Marshall Islands	719,831	1.96%
Australia	696,049	1.89%
Taiwan	322,948	0.88%
Other foreign countries	376,808	1.02%

Due to the nature of the Company’s products, it is impractical to disclose revenues generated from each product or each group of similar products. Also, as the Company’s long-lived assets are primarily located in the PRC, no geographical segments are presented.

NOTE 17 – OTHER INCOME (EXPENSE), NET

For the six months ended March 31, 2023, other income mainly consists of government grants of $333,999 and other net miscellaneous income of $77,763.

For the six months ended March 31, 2022, other income mainly consists of government grants of $321,658 and other net miscellaneous expenses of ($32,137).

NOTE 18 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited financial statements are issued. The Company has evaluated all events or transactions that occurred after March 31, 2023, up through the date the Company issued the unaudited consolidated financial statements and concluded that no other material subsequent events except for the disclosed below:

On June 15, 2023, HK Beach established Huadi Holdings (Songyang) Co., Ltd. under the laws of the PRC, the registered capital is $15 million.

From March 31, 2023 to the date the unaudited consolidated financial statements were available to issue, the Company repaid part of its long-term borrowings of $21,842 (RMB 150,000).